Prospectus Supplement No. 11

(to Prospectus dated October 2, 2023)

Prospectus Supplement No. 11

(to Prospectus, dated October 2, 2023)

Prospectus Supplement No. 11

(to Prospectus, dated October 2, 2023)

Prospectus Supplement No. 11

(to Prospectus, dated October 2, 2023)

Prospectus Supplement No. 7

(to Prospectus, dated December 26, 2023)

Filed Pursuant to Rule 424(b)(3) Registration No. 333-273328 Registration No. 333-273326 Registration No. 333-268741 Registration No. 333-273322 Registration No. 333-275174

BENEFICIENT

468,562 Shares of Class A Common Stock

91,240,875 Shares of Class A Common Stock

23,625,000 Shares of Class A Common Stock and 23,625,000 Shares of Series A Convertible Preferred Stock

of Beneficient Underlying the Private and Public Warrants

3,881,250 Shares of Class A Common Stock Underlying 15,525,000 Shares of Series A Convertible Preferred

Stock of Beneficient

225,455,974 Shares of Class A Common Stock

(Inclusive of 132,500 Shares of Class A Common Stock Underlying the Warrants and 33,125 Shares of Class A

Common Stock Underlying the Series A Convertible Preferred Stock)

132,500 Warrants to Purchase Shares of Class A Common Stock and Shares of Series A Convertible

Preferred Stock

132,500 Shares of Series A Convertible Preferred Stock Underlying the Warrants

17,901,459 Shares of Class A Common Stock

(Inclusive of 942,249 Shares of Class A Common Stock Underlying the Warrants and 235,562 Shares of Class A

Common Stock Underlying the Series A Convertible Preferred Stock)

942,249 Warrants to Purchase Shares of Class A Common Stock and Shares of Series A Convertible

Preferred Stock

942,249 Shares of Series A Convertible Preferred Stock Underlying the Warrants

This prospectus supplement updates and supplements the prospectus of Beneficient, a Nevada corporation (the “Company,” “we,” “us” or “our”), dated October 2, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-273328) (the “Maxim Prospectus”), the prospectus dated October 2, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-273326) (the “SEPA Prospectus”), the prospectus dated October 2, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-273322) (the “Omnibus Prospectus”), the prospectus dated October 2, 2023, which forms a part of our Post-Effective Amendment on Form S-1 to our Registration Statement on Form S-4, as amended (Registration No. 333-268741) and the prospectus dated December 26, 2023, which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-275174) (the “GRID Prospectus” and, collectively with the Post-Effective Amendment Prospectus, the Maxim Prospectus, SEPA Prospectus and Omnibus Prospectus, the “Prospectuses”). This prospectus supplement is being filed to update and supplement the information in the Prospectuses with the information set forth below and with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2024. Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectuses. This prospectus supplement updates and supplements the information in the Prospectuses. If there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock, par value $0.001 per share (the “Class A common stock”), is listed on The Nasdaq Capital Market under the symbol “BENF,” and the warrants, with each warrant exercisable for one share of Class A common stock and one share of Series A preferred stock, par value $0.001 per share, at an exercise price of $11.50 (the “Warrants”), are listed on The Nasdaq Capital Market under the symbol “BENFW”. On April 30, 2024, the last reported sales price of the Class A common stock was $3.32 per share, and the last reported sales price of our Warrants was $0.01 per Warrant. We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. Certain holders of our Class B common stock, par value $0.001 per share (the “Class B common stock”), have entered into a stockholders agreement concerning the election of directors of the Company, and holders of Class B common stock have the right to elect a majority of the Company’s directors. As a result, the Company is a “controlled company” within the meaning of the Nasdaq Listing Rules and may elect not to comply with certain corporate governance standards.

Investing in our securities involves risk. See the sections entitled “Risk Factors” beginning on page 17 of the Maxim Prospectus, page 12 of the SEPA Prospectus, page 13 of the Omnibus Prospectus, page 13 of the Post-Effective Amendment Prospectus Supplement and page 15 of the GRID Prospectus, and under similar headings in any further amendments or supplements to the Prospectuses, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if any Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 1, 2024.

SUPPLEMENT TO PROSPECTUSES

This supplemental information should be read in connection with the Prospectuses, which should be read in their entirety.

The sections titled “Risk Factors” and “Business – Legal Proceedings” in the Prospectuses are hereby supplemented with the following disclosure:

On April 19, 2024, the Litigation Trustee filed a complaint (the “LT Complaint”) as an Adversary Proceeding in the bankruptcy of GWG Holdings, Inc. currently pending in the United States Bankruptcy Court in the Southern District of Texas against Ben Management, the Company, BCH, Beneficient Capital Company II, L.L.C., f/k/a Beneficient Capital Company, L.L.C. (together with New BCC, defined herein, “BCC”), Beneficient Capital Company, L.L.C. (“New BCC”), Beneficient Holdings, Inc. (“BHI”), various current or former officers and directors of the Company, HCLP and certain of its affiliates, former officers and directors of the Company’s former parent company, trustees of certain trusts that are directly or indirectly controlled by, or operate for the benefit of, Ben’s CEO and founder or his family, entities directly or indirectly held by, or that are under common control with, such trusts, and in which Ben’s CEO and his family members are among classes of economic beneficiaries, whether or not Ben’s CEO is entitled to economic distributions from such trusts, and others. The LT Complaint alleges causes of action that include (i) actual or constructive fraudulent transfer for certain transactions between GWG and the Company or its affiliates, (ii) breaches of fiduciary duty, aiding and abetting breaches of fiduciary duty, and civil conspiracy, (iii) unjust enrichment, (iv) avoidance of any purported releases of the defendants, and (v) disallowance of the claims filed by certain defendants, including the Company, in the GWG bankruptcy case.

More specifically, such challenged transactions relate to (i) GWG’s purchase of $10 million of equity in the Company on June 12, 2019, (ii) GWG’s commitment on May 31, 2019 to loan trusts affiliated with the Company $65 million that GWG funded in two tranches ($50 million on June 3, 2019 and $15 million on November 22, 2019) and the repayment of such loan, (iii) GWG’s capital contribution to the Company of $79 million on December 31, 2019, (iv) approximately $145 million in capital contributions by GWG to the Company pursuant to a Preferred Series C Unit Purchase Agreement, and (v) the Company’s ultimate decoupling from GWG. Additionally, the LT Complaint seeks to avoid the debts owed by the Company to HCLP. The LT Complaint seeks to, among other things, avoid certain of the transactions and/or recover damages, attorney’s fees and expenses, pre-judgment and post-judgment interest. The LT Complaint does not purport to estimate the damages sought. The Company, its affiliates and its officers and directors intend to vigorously defend themselves against these claims.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 29, 2024

Beneficient

(Exact Name of Registrant as Specified in Charter)

Nevada	001-41715	72-1573705
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

325 North St. Paul Street, Suite 4850
Dallas, Texas 75201
(Address of Principal Executive Offices, and Zip Code)

(214) 445-4700

Registrant’s Telephone Number, Including Area Code

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Class A common stock, par value $0.001 per share	BENF	Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, par value $0.001 per share, and one share of Series A convertible preferred stock, par value $0.001 per share	BENFW	Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 29, 2024, James G. Silk resigned as a member of the Board of Directors (the “Board”) of Beneficient (the “Company” or “Ben”) and from his role as Executive Vice President and Chief Legal Officer of the Company effective May 10, 2024. Mr. Silk’s resignation from the Board was not a result of a disagreement with the Company or the Board on any matter relating to the Company’s operations, policies or practices, or any other matter.

Following his resignation, Mr. Silk has agreed to continue to serve as a consultant to the Company. In connection with such role, Mr. Silk would receive an annual payment of $50,000, with such amount to be paid in the Company’s Class A common stock, par value $0.001.

Item 8.01	Other Events.

Arbitration Award

As previously disclosed, on December 16, 2022, a former member of the Board of Directors of Ben Management, L.L.C. (“Ben Management”) initiated a private arbitration in the International Court of Arbitration of the International Chamber of Commerce against the Company, Ben Management, Beneficient Management Partners, L.P., and Beneficient Management Group, L.L.C., challenging the termination of certain equity awards under two incentive plans by the administrator of the incentive plans. The claimant sought total damages of $36.3 million plus attorney’s fees and punitive damages. On April 23, 2024, the sole arbitrator held that in terminating the claimant’s equity awards, the Company had breached its contractual obligations, and as a result, awarded the claimant $55.3 million in compensatory damages, including pre-judgment interest. Post-judgment interest was also awarded to claimant. Neither attorneys’ fees nor punitive damages were awarded to the claimant. The Company was also asked to pay arbitration-related costs in the amount of approximately $128,850. The Company is exploring available options with respect to the award, which, should the Company be unable to negotiate a settlement with the claimant, may include the filing of a petition or motion to vacate the award under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BENEFICIENT

By:	/s/ Gregory W. Ezell
Name:	Gregory W. Ezell
Title:	Chief Financial Officer
Dated:	April 30, 2024